0000 809100

EMERALD ISLE RESOURCES INC.

106 Fielding Road, Lively, Ontario, Canada, P3Y 1L5

Telephone 705-682-0649 *Fax 705-682-2447*

Lechnigm Platinum Corp

US 12(g)3-2(b) exemption # **82-1456**

02 JAN 31 AM 8:45

November 5, 2001

Via First Class Mail

SUPPL

Securities & Exchange Commission
450 - 5th Street N.W.
Washington DC 20549



02002851

Attention: Office of International Corporate Finance

Dear Reader:

Enclosed please find a copy of Emerald Isle Resources Inc.'s news release of October 31, 2001, for your records.

If you have any questions, please contact our office.

Thank you.

Yours truly,

EMERALD ISLE RESOURCES INC.
Per: M.N. Lapierre
Administration

/ml
Encl.

EMERALD ISLE RESOURCES INC.
106 Fielding Road
Lively, Ontario, Canada, P3Y 1L5

Tel: (705) 682-9234
Fax: (705) 682-2447

82-1456

News Release - October 31, 2001
CDNX:EIR

NEWS RELEASE

Emerald Isle Resources Ltd. reports that, subject to acceptance by Canada Customs and Revenue Agency, it has changed its fiscal year end date to October 31. The last day of the old financial year is July 31, 2001 and the last day of the transition year for the Company is October 31, 2001. The periods, including the comparative reporting periods, to be covered by the interim and annual financial statements to be filed for the transition year and the new financial year are as follows:

Interim Financial Statements

Transition Year
- First Quarter .... October 31, 2000 and October 31, 1999
- Second Quarter .... January 31, 2001 and January 31, 2000
- Third Quarter .... April 30, 2001 and April 30, 2000
- Fifteen Month Period Ended .... October 31, 2001 and July 31, 2000

New Financial Year
- First Quarter .... January 31, 2002 and October 31, 2000
- Second Quarter .... April 30, 2002 and January 31, 2001
- Third Quarter .... July 31, 2002 and April 30, 2001
- Fourth Quarter .... October 31, 2002 and October 31, 2001

Annual Financial Statements

Transition Year
October 31, 2001 and July 31, 2000

New Financial Year
October 31, 2002 and October 31, 2001

For further information, please contact the company at 705-682-9234, or write to 106 Fielding Road, Lively, Ontario, P3Y 1L5.

On behalf of the Board of Directors



Debra A. Dupuis
Corporate Secretary